

August 6, 2010

Mr. Dennis V. Arriola
Chief Financial Officer
Sunpower Corporation
3939 North First Street
San Jose, California 95134

      Re: Sunpower Corporation
              Form 10-K for the Year Ended January 3, 2010
              File No. 001-34166

Dear Mr. Arriola:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          Kevin L. Vaughn
                          Accounting Branch Chief